UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Orbitz Worldwide, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

68557K109

(CUSIP number)

PAR Capital Management, Inc.

Attention: Steven M. Smith

One International Place

Suite 2041

Boston, MA 02110

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68557K109

1)	NAME OF REPORTING PERSON PAR Investment Partners, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER None
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER None
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 68557K109

1)	NAME OF REPORTING PERSON PAR Group, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER None
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER None
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 68557K109

1)	NAME OF REPORTING PERSON PAR Capital Management, Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER None
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER None
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14)	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

The securities to which this statement relates are shares of Common Stock, par value $0.01 per share (the “Shares”), of Orbitz Worldwide, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 W. Madison Street, Suite 1000, Chicago, Illinois 60661.

Item 2. Identity and Background.

(a), (b) and (c). This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”) and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110.

The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is One International Place, Suite 2401, Boston, MA 02110.

The sole general partner of PAR Group, is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

Paul A. Reeder, III is the President and sole director of PAR Capital Management. Each of Frederick S. Downs, Jr., Arthur G. Epker, III and Edward L. Shapiro is a Vice President of PAR Capital Management. Steven M. Smith is the Chief Operating Officer and General Counsel of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, Mr. Shapiro and Mr. Smith is One International Place, Suite 2401, Boston, MA 02110.

The Shares to which this Schedule 13D relates were owned by PAR Investment Partners.

(d) and (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f). Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

On February 12, 2015 the Reporting Persons sold 16,500,000 Shares, which represented the Reporting Persons’ complete holdings of Shares (the “February 12 Final Disposition”).

On November 4, 2009, the Issuer consummated the transaction, contemplated by a plan of reorganization, with PAR Investment Partners whom agreed to exchange $49.68 million aggregate principal amount of term loans of the Issuer (the “Debt) at a price of 91% in exchange for the purchase of an aggregate of $45,208,798.82 million of Shares at a purchase price of $5.54 per share (the “Equity Investment”) pursuant to an Exchange Agreement, dated November 4, 2009, by and among the Issuer and PAR Investment Partners (the “Exchange Agreement”).

Subsequently, the Issuer paid down that certain term loan thereby amending the terms of the exchange. On January 14, 2010, the Issuer and PAR Investment Partners executed Amendment No. 1 to the Exchange Agreement which decreased the aggregate principal amount of the exchange to $49,564,139.74 and thereby amended the shares of common stock to be purchased by PAR Investment Partners to 8,141,402. The aggregate purchase price for the shares was also amended to $45,103,367.08. The exchange received shareholder approval and closed on January 26, 2010.

On August 12, 2013, the Reporting Persons completed the disposition of 8,105,094 Shares (the “August 12 Sales”).

PAR Investment Partners initially acquired the Shares as an investment in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, PAR Investment Partners will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the first three paragraphs of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b). Following the sale of 16,500,000 Shares by PAR Investment Partners on February 12, 2015, none of PAR Investment Partners, PAR Group or PAR Capital Management beneficially owned Shares of the Issuer’s Common Stock.

(c) Information with respect to all transactions in the Securities beneficially owned by the Reporting Persons that were effected during the past sixty days is as follows:

INFORMATION WITH RESPECT TO TRANSACTIONS OF SECURITIES BY PAR

INVESTMENT PARTNERS DURING THE PAST SIXTY DAYS

Date	Number and Type of Security Sold(1)	Price Per Security($)(2)
2/12/2015	641,402 Common Stock	$11.65
2/12/2015	7,500,000 Common Stock	$11.64
2/12/2015	2,500,000 Common Stock	$11.70
2/12/2015	858,598 Common Stock	$11.72
2/12/2015	5,000,000 Common Stock	$11.68

(1)	Each of the sales were effected through broker-dealers.
(2)	Excluding brokerage commissions.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the information set forth in Item 4 (which is incorporated herein by reference) or as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

(a) Joint Filing Agreement among the Reporting Persons dated February 17, 2015 is filed as Exhibit 99.1 hereto.

(b) Exchange Agreement, dated as of November 4, 2009, between the Issuer and PAR Investment Partners is incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K dated November 10, 2009 and filed with the Securities and Exchange Commission on November 11, 2009 (File No. 001-33599).

(c) Amendment No. 1 to the Exchange Agreement, dated as of January 14, 2010, between the Issuer and PAR Investment Partners is incorporated by reference to Exhibit 10.31 to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 3, 2010 (File No. 001-33599).

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement among the Reporting Persons dated February 17, 2015 is filed as Exhibit 99.1 hereto.